Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Post-effective Amendment No. 1 to the Registration Statement (Form S-8 No. 033-64187) pertaining to The Lincoln Electric Company Employee Savings Plan of Lincoln Electric Holdings, Inc. of our report dated May 31, 2001, with respect to the financial statements and schedule of The Lincoln Electric Company Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 25, 2001